Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN ENTERTAINMENT PARTNERS II L P
filed 1996-03-29
CIK 808378

American Entertainment Partners II L.P.

                               1995 Annual Report

 American Entertainment Partners II L.P. (the "Partnership") is a limited partnership formed in 1987 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in ten feature-length motion pictures. The Partnership receives a percentage of the revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,076 per $1,000 Unit, representing approximately 108% of an investor's original investment.


 Films in Release                    Release Date

 Predator                            June       1987
 Revenge of the Nerds II             July       1987
 The Pick-Up Artist                  September  1987
 Less Than Zero                      November   1987
 Wall Street                         December   1987
 Broadcast News                      December   1987
 Off Limits                          March      1988
 Bad Dreams                          April      1988
 Big                                 June       1988
 Alien Nation                        October    1988



Contents

1 Message to Investors
2 Financial Overview
3 Financial Statements
5 Notes to the Financial Statements
8 Report of Independent Auditors

                              Message to Investors
Presented for your review is the 1995 Annual Report for American Entertainment Partners II L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended December 31, 1995.

The Partnership continued to collect revenues from its interests in the Joint Venture films during 1995. Currently, the Joint Venture films generate revenues predominantly in both domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle. Video sales of the Joint Venture film Big were particularly strong during 1995, which had a positive impact on Partnership revenues. Through October 31, 1995, the Partnership had received payments totaling $29,097,358 as compared to an original contribution after expenses to the Joint Venture of $20,552,271. As discussed in prior reports, the mature stage of the films will most likely result in declines in the amount of future revenues received by the Partnership.

Cash Distributions
The Partnership's annual distribution for 1995, in the amount of $57.25 per $1,000 Unit, was paid to Limited Partners in February 1996. Cumulative cash distributions to date total approximately $1,076.24 per $1,000 Unit, which represents approximately 108% of an investor's original investment. Currently, cash distributions are paid on an annual basis. The Partnership's next cash distribution will be paid to investors in early 1997.

Based upon current projections of future revenue, the General Partner estimates that investors will recover approximately 113% of their original investment in the Partnership, including the distributions which have been paid to date.
This represents an upward revision from the estimate of 105% contained in the 1994 Annual Report. Please note that this projected return is based on estimates which the General Partner believes to be reasonable. Such estimates, however, are subject to change.

As we previously reported, the General Partner engaged a public accounting firm to perform a distribution audit to ensure that the Partnership had received its allocable share of the revenues generated by the Joint Venture films. The audit was completed during the second quarter of 1994. The results of the audit indicated that, overall, Fox properly allocated revenues to the Partnership. Nevertheless, it was determined that approximately $75,000 of additional revenue was owed to the Partnership by Fox. Approximately $50,000 of this amount was paid to the Partnership during 1994. In accordance with a settlement agreement between Fox and the Partnership executed in January 1995, the Partnership received the remaining $25,000 on February 2, 1995.

Summary
Pursuant to the terms of the Partnership Agreement, Fox will have the option to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent appraisal anytime after December 31, 1997. Currently, we do not anticipate that a buy-out of the Partnership's interest in the Joint Venture films will occur prior to this date. In addition, the Partnership has received no indication that Fox intends to exercise this option. Consequently, the Partnership will focus its efforts on maximizing the return on your investment and continue to make cash distributions from available cash flow on an annual basis. We will update you on the Partnership's status in future correspondence.

Very truly yours,

AEP Premiere Corporation II
General Partner

/s/Moshe Braver
Moshe Braver
President

March 22, 1996

Financial Overview
Graph detailing amounts contributed by the Partnership to the Joint Venture and cumulative payments received by the Partnership from Fox through October 31, 1995. Graph content follows:


                                Films in Release

                                                        Cumulative payments
                                                        received from
                               Amount contributed       Fox through
                               to Joint Venture         October 31, 1995


Predator                       $ 1,170,000              $ 2,540,000
Revenge of the Nerds II            497,000                  670,000
The Pick-up Artist                 806,000                  470,000
Less Than Zero                   4,100,000                2,330,000
Wall Street                        889,000                1,930,000
Broadcast News                   1,330,000                1,340,000
Off Limits                         594,000                  470,000
Bad Dreams                       1,390,000                  720,000
Big                              6,185,000               15,080,000
Alien Nation                     3,590,000                3,590,000


Financial Highlights (in thousands except per Unit data)
Years Ended December 31,

                            1995     1994     1993    1992   1991

Revenues from
motion picture
exploitation               $ 520   $ 1,027   $ 936   $ 975  $ 2,606

Net Income                   243       601     413     589    1,916

Net Income per
Limited Partnership Unit    9.14     23.74   16.27   22.94    75.74

Total Assets               2,345     2,893   2,914   2,618    3,919

Total Liabilities          1,685     1,031     860     370      720

Total Partners' Capital      660     1,862   2,054   2,248    3,199

Cash Distributions/
Unit (1) (2) (3)
First Quarter                  0         0       0       0     6.04
Second Quarter                 0         0       0   48.24    49.40
Third Quarter                  0         0       0       0     9.56
Fourth Quarter             57.25     31.39   24.05   12.77    25.27

Totals                     57.25     31.39   24.05   61.01    90.27


(1) Cash distributions were paid to investors on an annual basis during 1993, 1994 and 1995. All future distributions will be paid on an annual basis.
(2) Cash distributions were paid to investors on a semiannual basis during 1992.
(3) Distributions paid to investors on a per Unit basis in 1987, 1988, 1989 and 1990 totaled $31.60, $310.86, $204.41 and $265.40 respectively.

The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.

   Statements of Financial Condition
   December 31, 1995 and 1994
   (000's Omitted)


Assets                                             1995         1994

Cash and cash equivalents                       $ 2,085       $ 1,373
Motion pictures released, net of accumulated
amortization
of $21,031 in 1995 and $20,998 in 1994              112           145
Receivable from Twentieth Century Fox               148         1,375

Total Assets                                    $ 2,345       $ 2,893


Liabilities and Partners' Capital

Liabilities:
 Distribution payable                           $ 1,445        $  792
 Accrued management fees                            200           200
 Accounts payable and accrued expenses               40            39

Total Liabilities                                 1,685         1,031

Partners' Capital:
 General Partner
 Limited Partners                                   660         1,862

 Total Partners' Capital                            660         1,862

 Total Liabilities and Partners' Capital        $ 2,345       $ 2,893






   Statements of Partners' Capital
   For the years ended December 31, 1995, 1994 and 1993
  (000's Omitted)


                                     General     Limited
                                     Partner     Partners        Total

Balance at December 31, 1992          $ --      $ 2,248          $ 2,248
Net income                               6          407              413
Distributions                           (6)        (601)            (607)

Balance at December 31, 1993            --        2,054            2,054
Net income                               8          593              601
Distributions                           (8)        (785)            (793)

Balance at December 31, 1994            --        1,862            1,862
Net income                              14          229              243
Distributions                          (14)      (1,431)          (1,445)

Balance at December 31, 1995          $ --     $    660         $    660



   Statements of Operations
   For the years ended December 31, 1995, 1994 and 1993
   (000's Omitted Except Unit Information)


Net Revenues                             1995         1994        1993

Revenues from motion picture
exploitation                             $ 520      $ 1,027      $ 936
Less: Amortization of motion picture
costs                                       33          164        220

 Net Revenues                              487          863        716

Other Income (Expenses)

Interest income                             36           20         10
Professional fees                          (34)         (33)       (68)
General and administrative                 (46)         (49)       (45)
Management fees                           (200)        (200)      (200)

 Net Other Expenses                       (244)        (262)      (303)

  Net Income                             $ 243      $   601      $ 413

Net Income Allocated:

To the General Partner                   $  14      $     8      $   6
To the Limited Partners                    229          593        407

                                         $ 243      $   601      $ 413

Per limited partnership unit
 (25,000 outstanding)                    $9.14      $ 23.74     $16.27



   Statements of Cash Flows
   For the years ended December 31, 1995, 1994 and 1993
   (000's Omitted)


Cash Flows from Operating Activities:           1995      1994      1993

Net income                                   $   243     $  601    $   413
Adjustments to reconcile net income
to net cash provided by operating activities:
 Amortization of motion picture costs             33        164        220
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Receivable from Twentieth Century Fox        1,227        (35)       124
  Accrued management fees                          0          0        200
  Accounts payable and accrued expenses            1        (14)         5

Net cash provided by operating activities      1,504        716        962

Cash Flows from Financing Activities:

Cash distributions                              (792)      (608)      (322)

Net cash used for financing activities          (792)      (608)      (322)

Net increase in cash and cash equivalents        712        108        640
Cash and cash equivalents at beginning
of period                                      1,373      1,265        625

Cash and cash equivalents at end
of period                                    $ 2,085     $1,373    $ 1,265


Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
American Entertainment Partners II L.P. (the "Partnership") is a limited partnership which was organized December 19, 1986 under the laws of the State of Delaware to produce, finance, acquire interests in and exploit feature length motion picture films through its participation in Amercent Films II (the "Joint Venture"), a Joint Venture with Twentieth Century Fox Film Corporation ("Fox").

AEP Premiere Corporation II, formerly Shearson Lehman Premiere Corporation II, is the general partner (the "General Partner") of the Partnership and is an indirect wholly-owned subsidiary of Lehman Brothers. On July 31, 1993, certain of Shearson Lehman Brothers, Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co., Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to AEP Premiere Corporation II to delete any reference to "Shearson."

A public offering (the "Offering") of depositary units of limited partnership interests (the "Units") was completed in June 1987 by the Partnership. A total of 25,000 Units were sold totaling approximately $24,940,000 representing 24,403.5 Units at $1,000 per Unit and 596.5 Units at $900 per Unit purchased by the parent company of the General Partner (which amount represents a price of $1,000 per Unit less selling commission of $100 per Unit which was not payable by the Partnership on these Units).

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Revenue Recognition
Net revenues from motion picture exploitation consist of the Partnership's pro rata share of revenues from the licensing of film exhibition rights, less related expenses for prints and advertising, other distribution expenses, participations to third parties and distribution fees, unless deferred (see
Note 6).

Cash Equivalents
Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Amortization of Motion Picture Costs
Costs, including production administration fees, which benefit future periods are capitalized. Amortization is computed under the individual-film-forecast method based upon net revenues recognized in proportion to the Joint Venture's estimate of ultimate net revenues to be received. Unamortized costs are compared with net realizable value on a film by film basis, and losses are recognized to the extent costs exceed estimated net realizable value.

Income Taxes
No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides the following:

Cash Distributions
Cash distributions will be made at the discretion of the General Partner and allocated 1% to the General Partner and 99% to the Unitholders, until such time as the Unitholders have received a return of capital, as defined in the Agreement. Thereafter, cash will be distributed 15% to the General Partner and 85% to the Unitholders.

Allocation of Losses
Losses in any fiscal year shall be allocated 15% to the General Partner and 85% to the Unitholders, except that if the Unitholders have an Unallocated Return, as defined in the Agreement, then 1% shall be allocated to the General Partner and 99% to the Unitholders. In any event, losses will not be allocated to Unitholders if such allocation would cause or increase a deficit in the Unitholders' capital accounts.

Allocation of Profits
Profits in any fiscal year shall be allocated 1% to the General Partner and 99% to the Unitholders until the Unallocated Return, as defined in the Agreement, is reduced to zero; thereafter, 15% shall be allocated to the General Partner and 85% to the Unitholders.

Notwithstanding the foregoing provisions, the Agreement provides that to the extent the General Partner has a negative capital account at any time, profit shall first be allocated to the General Partner until the capital account has been increased to zero.

In 1995, 1994 and 1993, pursuant to the provisions of the Partnership Agreement described above, income was allocated to the General Partner to increase its negative capital account to zero.

Dissolution of Partnership
If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit.

4. Interests and Participations in Motion Pictures
As of December 31, 1988, the Partnership had invested approximately $21,143,000 in ten films of which approximately $20,552,000 was contributed to the Joint Venture, and approximately $591,000 of production administration fees were paid by the Partnership to the General Partner. As this represents the total funds available for investment in films, no further investment in films will be made by the Partnership.

The Partnership has a participation interest in six films not produced by the Joint Venture and an interest in four films produced by the Joint Venture. All of the ten films invested in by the Partnership were released between June 1987 and October 1988.

5. Transactions with Fox
Fox, as distributor of Joint Venture films, has entered into licensing agreements with other Fox affiliated companies in the United States and United Kingdom television markets. In the United States, Fox has licensed two participation films to Fox Television Stations, Inc., a Fox affiliate, and seven Joint Venture and participation films to Fox Broadcasting Company, a Fox affiliate, for the free television market. In the United Kingdom, Fox has licensed all of the Joint Venture films to British Sky Broadcasting, a Fox affiliate, for the pay television market.

The receivable from Fox as distributor at December 31, 1995 and 1994 represents accrued net revenues of approximately $148,000 and $1,375,000, respectively.
No interest is charged on amounts receivable from or payable to Fox.

6. Deferred Distribution Fee
Fox, as distributor, retains a distribution fee of 17-1/2% from substantially all gross receipts of the films. The fee is deferred for a film until the Joint Venture receives, from the distribution of that film, an amount equal to its investment in the film. The distribution fees for four films have been earned since the Joint Venture has received distributions from such films greater than its investment. A portion of the distribution fee for one of the remaining six films released has been earned since the Joint Venture has received distributions from the film equal to its investment. No distribution fees are expected to be earned by Fox for the other five films.

7. Transactions with Related Parties
The General Partner is entitled to receive (i) an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership, and (ii) a production administration fee equal to 2.875% of the Partnership's aggregate capital contributions to the Joint Venture. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1993 management fee in 1994, and its 1994 management fee in 1995. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1995.

8. Reconciliation of Financial Statement Net Income to Tax Basis Net Income
(Loss)
The Partnership has reported for the year ended December 31, 1995 net income for federal income tax purposes (tax basis) of approximately $465,000. The Partnership has reported for the year ended December 31, 1994 a net loss for federal income tax purposes (tax basis) of approximately $170,000. The Partnership has reported for the year ended December 31, 1993 net income for federal income tax purposes (tax basis) of approximately $726,000. Differences between financial statement net income and tax basis net income (loss) are due to the timing of revenue recognition and related amortization of motion picture costs.

                         Report of Independent Auditors

To Partners
American Entertainment Partners II L.P.

We have audited the accompanying statements of financial condition of American Entertainment Partners II L.P. as of December 31, 1995 and 1994, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners II L.P. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Boston, Massachusetts
February 6, 1996