Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN ENTERTAINMENT PARTNERS II L P
filed 1997-03-14
CIK 808378

American Entertainment Partners II L.P. (the "Partnership") is a limited partnership formed in 1986 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in ten feature-length motion pictures. The Partnership receives a percentage of the revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,104 per $1,000 Unit, representing approximately 110% of an investor's original investment.


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






                            Contents

                      1   Message to Investors
                      2   Financial Overview
                      3   Financial Statements
                      6   Notes to the Financial Statements
                      8   Report of Independent Auditors



  Administrative Inquiries                   Performance Inquiries/Form 10-Ks
  Address Changes/Transfers                  First Data Investor Services Group
  Service Data Corporation                   P.O. Box 1527
  2424 South 130th Circle                    Boston, Massachusetts 02104-1527
  Omaha, Nebraska 68144-2596                 Attn:  Financial Communications
  800-223-3464                               800-223-3464


                              Message to Investors


Presented for your review is the 1996 Annual Report for American
Entertainment Partners II L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended December 31, 1996.

The Partnership continued to collect revenues from its interests in the Joint Venture films during 1996. Currently, the Joint Venture films generate revenues predominantly in domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle.
Through October 31, 1996, the Partnership had received payments totaling $30,011,983 as compared to an original contribution after expenses to the Joint Venture of $20,552,271. As discussed in prior reports, due to the mature stage of the films future revenues received by the Partnership will most likely decline.

Cash Distributions
The Partnership's annual distribution for 1996, in the amount of $27.60 per $1,000 Unit, was paid to Limited Partners in February 1997. Cumulative cash distributions to date total $1,103.84 per $1,000 Unit, which represents approximately 110% of an investor's original investment. Currently, cash distributions are paid on an annual basis. The Partnership's next cash distribution will be paid to investors in early 1998.

Based upon current projections of future revenue, the General Partner estimates that investors will recover approximately 113% of their original investment in the Partnership, including the distributions which have been paid to date. Please note that this projected return is based on estimates which the General Partner believes to be reasonable. Such estimates, however, are subject to change.

Outlook
Pursuant to the terms of the Joint Venture Agreement, Fox's right to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent appraisal will commence on December 31, 1997. At this time, Fox has given the Partnership no indication that it intends to exercise this option. Consequently, the Partnership will focus its efforts on maximizing the return on your investment and continue to make cash distributions from available cash flow on an annual basis. We will update you on the Partnership's status in future correspondence.

Very truly yours,

AEP Premiere Corporation II
General Partner

/s/ Moshe Braver

Moshe Braver
President

March 14, 1997

                       Financial Overview

Graph detailing amounts contributed by the Partnership to the Joint Venture and cumulative payments received by the Partnership from Fox through October 31, 1996. Graph content follows:


                                Films in Release


                                Cumulative payments
                                received from             Amount contributed
                                Fox  through               to Joint Venture
                                October 31, 1996


Predator                       $    2,626,000              $   1,170,000
Revenge of the Nerds II               679,000                    497,000
The Pick-up Artist                    464,000                    806,000
Less Than Zero                      2,515,000                  4,105,000
Wall Street                         2,002,000                    889,000
Broadcast News                      1,373,000                  1,333,000
Off Limits                            497,000                    595,000
Bad Dreams                            781,000                  1,388,000
Big                                15,487,000                  6,185,000
Alien Nation                        3,590,000                  3,590,000



     Financial Highlights (in thousands except per Unit data)

                              Years Ended December 31,
                       1996        1995        1994        1993        1992

Revenues from
 motion picture
 exploitation        $  675      $  520     $ 1,027      $  936      $  975

Net Income              399         243         601         413         589

Net Income per
 Limited Partnership
 Unit                 15.68        9.14       23.74       16.27       22.94

Total Assets          1,377       2,345       2,893       2,914       2,618

Total Liabilities     1,015       1,685       1,031         860         370

Total Partners'
  Capital               362         660       1,862       2,054       2,248

Cash Distributions/
 Unit (1) (2) (3)
   First Quarter          -           -           -           -           -
   Second Quarter         -           -           -           -       48.24
   Third Quarter          -           -           -           -           -
   Fourth Quarter     27.60       57.25       31.39       24.05       12.77

   Totals             27.60       57.25       31.39       24.05       61.01

     (1) Cash distributions were paid to investors on an annual basis during 1993, 1994, 1995 and 1996. All future distributions will be paid on an annual basis.

     (2) Cash distributions were paid to investors on a semiannual basis during 1992.

     (3) Distributions paid to investors on a per Unit basis in 1987, 1988, 1989, 1990 and 1991 totaled $31.60,
     $310.86, $204.41, $265.40 and $90.27, respectively.

The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.



Balance Sheets                       At December 31,         At December 31,
(000's Omitted)                                1996                    1995
Assets
Cash and cash equivalents                  $  1,315                $  2,085
Motion picture released, net of
 accumulated amortization of $21,081
 in 1996 and $21,031 in 1995                     62                     112
Receivable from Twentieth Century Fox             _                     148
  Total Assets                             $  1,377                $  2,345
Liabilities and Partners' Capital
Liabilities:
 Distribution payable                      $    697                $  1,445
 Accrued management fees                        200                     200
 Accounts payable and accrued expenses           26                      40
 Unearned motion picture revenue                 92                       _
  Total Liabilities                           1,015                   1,685
Partners' Capital:
 General Partner                                  _                       _
 Limited Partners (25,000 outstanding)          362                     660
  Total Partners' Capital                       362                     660
  Total Liabilities and Partners' Capital  $  1,377                $  2,345



Statements of Partners' Capital
(000's Omitted)
For the years ended December 31, 1996, 1995 and 1994
                                      General        Limited
                                      Partner        Partners          Total
Balance at December 31, 1993          $     _        $  2,054       $  2,054
Net Income                                  8             593            601
Distributions                              (8)           (785)          (793)
Balance at December 31, 1994                _           1,862          1,862
Net Income                                 14             229            243
Distributions                             (14)         (1,431)        (1,445)
Balance at December 31, 1995                _             660            660
Net Income                                  7             392            399
Distributions                              (7)           (690)          (697)
Balance at December 31, 1996          $     _        $    362       $    362

Statements of Operations
(000's Omitted- except unit information)
For the years ended December 31,                1996          1995         1994
Net Revenues
Revenues from motion picture exploitation    $   675       $   520     $  1,027
Less: Amortization of motion picture costs        50            33          164
  Net Revenues                                   625           487          863
Other Income (Expenses)
Interest Income                                   37            36           20
Professional fees                                (19)          (34)         (33)
General and administrative                       (44)          (46)         (49)
Management fees                                 (200)         (200)        (200)
  Net Other Expenses                            (226)         (244)        (262)
  Net Income                                 $   399       $   243     $    601
Net Income Allocated:
To the General Partner                       $     7       $    14     $      8
To the Limited Partners                          392           229          593
                                             $   399       $   243     $    601
Per limited partnership unit
(25,000 outstanding)                         $ 15.68       $  9.14     $  23.74


Statements of Cash Flows
(000's Omitted)
For the years ended December 31,                1996          1995         1994
Cash Flows From Operating Activities
Net Income                                   $   399       $   243     $    601
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Amortization of motion picture costs             50            33          164
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities
  Receivable from Twentieth Century Fox          148         1,227          (35)
  Accounts payable and accrued expenses          (14)            1          (14)
  Unearned motion picture revenue                 92             _            _
Net cash provided by operating activities        675         1,504          716
Cash Flows From Financing Activities
Cash distributions                            (1,445)         (792)        (608)
Net cash used for financing activities        (1,445)         (792)        (608)
Net decrease (increase) in cash and
 cash equivalents                               (770)          712          108
Cash and cash equivalents, beginning
 of period                                     2,085         1,373        1,265
Cash and cash equivalents, end of period     $ 1,315       $ 2,085     $  1,373



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

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

AEP Premiere Corporation II, formerly Shearson Lehman Premiere Corporation II, is the general partner (the "General Partner") of the Partnership and is an affiliate of Lehman Brothers. On July 31, 1993, certain of Shearson Lehman Brothers, Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co., Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to AEP Premiere Corporation II to delete any reference to "Shearson."

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

3. Partnership Allocations
The Partnership Agreement ("Agreement") substantially provides the following:

Cash Distributions
Cash distributions will be made at the discretion of the General Partner and allocated 1% to the General Partner and 99% to the Unitholders, until such time as the Unitholders have received a return of their adjusted capital contribution, as defined in the Agreement. Thereafter, cash will be distributed 15% to the General Partner and 85% to the Unitholders.

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

In 1996, 1995 and 1994, pursuant to the provisions of the Partnership Agreement described above, income was allocated to the General Partner to increase its negative capital account to zero.

Dissolution of Partnership
If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit.

4. Interests and Participations in Motion Pictures
As of December 31, 1988, the Partnership invested approximately $21,143,000 in ten films of which approximately $20,552,000 was contributed to the Joint Venture, and approximately $591,000 of production administration fees were paid by the Partnership to the General Partner. As this represents the total funds available for investment in films, no further investment in films will be made by the Partnership.

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

At December 31, 1996, the Partnership had unearned motion picture revenue from Fox as distributor totaling $92,000. The receivable from Fox as distributor at December 31, 1995 represents accrued net revenues of approximately $148,000. No interest is charged on amounts receivable from or payable to Fox.

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

7. Transactions with Related Parties
The General Partner is entitled to receive an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1994 management fee in 1995, and its 1995 management fee in 1996. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1996.

8. Reconciliation of Financial Statement Net Income to Tax Basis Net Income
(Loss)
The Partnership has reported for the year ended December 31, 1996 net income for federal income tax purposes (tax basis) of approximately $550,000. The Partnership has reported for the year ended December 31, 1995 net income for federal income tax purposes (tax basis) of approximately $465,000. The Partnership has reported for the year ended December 31, 1994 a net loss for federal income tax purposes (tax basis) of approximately $170,000. Differences between financial statement net income and tax basis net income (loss) are due to the timing of revenue recognition and related amortization of motion picture costs. Report of Independent Auditors


To Partners
American Entertainment Partners II L.P.

We have audited the accompanying balance sheets of American Entertainment Partners II L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners II L.P. at December 31, 1996 and 1995, and the results of operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




                                        ERNST & YOUNG LLP



Boston, Massachusetts
February 10, 1997