Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN ENTERTAINMENT PARTNERS II L P
filed 1998-03-30
CIK 808378

American Entertainment Partners II L.P.
                               EXHIBIT 13(a)

                            1997 Annual Report



                   American Entertainment Partners II L.P.



            American Entertainment Partners II L.P. (the
           "Partnership") is a limited partnership formed in 1986 for the purpose of contributing funds to a joint venture (the "Joint Venture") with Twentieth Century Fox Film Corporation ("Fox"). The Joint Venture acquired interests in ten feature-length motion pictures. The Partnership receives a percentage of the revenue generated by the films as they are distributed in different markets. To date, cumulative cash distributions total approximately $1,115 per $1,000 Unit, representing approximately 111% of an investor's original investment.



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






                            Contents

                      1   Message to Investors
                      2   Financial Overview
                      3   Financial Statements
                      6   Notes to the Financial Statements
                      9   Report of Independent Auditors







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


                            Message to Investors

Presented for your review is the 1997 Annual Report for American Entertainment Partners II L.P. This report provides an update on the status of the Partnership's investment in the Joint Venture films, financial highlights and the Partnership's audited financial statements for the year ended
December 31, 1997.

Partnership Update

The Partnership continued to collect revenues from its interests in the Joint Venture films during 1997. Currently, the Joint Venture films generate revenues predominantly in domestic and foreign television syndication markets, which typically represent the final markets to be exploited in a film's life cycle.

As previously reported, pursuant to the terms of the Joint Venture, commencing at any time after December 31, 1997, Fox has the right and option to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent appraisal firm. On February 2, 1998, the Partnership received a formal notice from Fox that it is considering purchase of the Partnership's interest in the Joint Venture and may exercise this option within the next few months. Subsequently, the Partnership and Fox signed a letter of engagement with an independent third-party appraiser to determine a fair market value of the Partnership's interest in the Joint Venture. Pursuant to the Joint Venture agreement, Fox has the option, but not the obligation, to buy out the Partnership's interest at the independently appraised value. If Fox exercises its option, the Partnership will attempt to complete the sale of its interest in the Joint Venture by the end of the second quarter of 1998 and subsequently make liquidating distributions and dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame.

Through October 31, 1997, the Partnership had received payments totaling $30,583,401 as compared to an original contribution after expenses to the Joint Venture of $20,552,271. As discussed in prior reports, due to the mature stage of the films, future revenues received by the Partnership will most likely further decline.

Cash Distributions

The Partnership's annual distribution for 1997, in the amount of $12.00 per $1,000 Unit, was paid to Limited Partners on February 20, 1998. Cumulative cash distributions to date total $1,115.84 per $1,000 Unit, which represents approximately 111% of an investor's original investment. Currently, cash distributions are paid on an annual basis.

General Information

As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of the fair market value of the Units. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary

We will continue our discussions with Fox and will attempt to complete the sale of the Partnership's interest in the Joint Venture by the end of the second quarter of 1998 and subsequently dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame. We will update you on significant events affecting the Partnership in future correspondence.

Very truly yours,

AEP Premiere Corporation II
General Partner


/s/Jeffrey C. Carter
   Jeffrey C. Carter
   President

March 30, 1998


                                 Financial Overview



(Graph depicting the following information)

Films in Release
                                                           Cumulative Payments
                       Amount Contributed            Received from Fox Through
                         to Joint Venture                     October 31, 1997

Predator                       $1,166,000                           $2,705,337
Revenge of the Nerds II           497,000                              683,351
The Pick-Up Artist                806,000                              484,739
Less Than Zero                  4,105,000                            2,570,640
Wall Street                       889,000                            2,028,767
Broadcast News                  1,333,000                            1,383,623
Off Limits                        594,000                              506,628
Bad Dreams                      1,388,000                              800,923
Big                             6,185,000                           15,831,501
Alien Nation                    3,588,000                            3,587,892





Financial Highlights
(in thousands except per Unit data)
                                          Years Ended December 31,
                                 1997     1996      1995      1994       1993

 Total Assets                    $985   $1,377    $2,345    $2,893     $2,914

 Total Liabilities                574    1,015     1,685     1,031        860

 Total Partners' Capital          411      362       660     1,862      2,054

 Revenues from motion
   picture exploitation           640      675       520     1,027        936

 Net Income                       352      399       243       601        413

 Net Income per
 Limited Partnership Unit       13.96     15.68     9.14      23.74     16.27

 Cash Distributions per Unit    12.00     27.60    57.25      31.39     24.05

     All distributions are paid on an annual basis.

The financial data set forth above reflects the Partnership's pro rata share of all assets, liabilities, revenues and expenses of the Joint Venture.


Balance Sheets                                At December 31,   At December 31,
(000's omitted - except unit information)                1997              1996
Assets
Cash and cash equivalents                              $  937            $1,315
Motion picture released, net of accumulated
 amortization of $21,093 in 1997 and
 $21,081 in 1996                                           48                62
     Total Assets                                      $  985            $1,377
Liabilities and Partners' Capital
Liabilities:
 Distribution payable                                  $  303            $  697
 Accrued management fees                                  200               200
 Accounts payable and accrued expenses                     47                26
 Unearned motion picture revenue                           24                92
  Total Liabilities                                       574             1,015
Partners' Capital:
 General Partner                                            _                 _
 Limited Partners (25,000 units outstanding)              411               362
  Total Partners' Capital                                 411               362
  Total Liabilities and Partners' Capital              $  985            $1,377





Statements of Partners' Capital
(000's omitted)
For the years ended December 31, 1997,
 1996 and 1995                          General         Limited
                                        Partner         Partners         Total
Balance at December 31, 1994               $  _           $1,862        $1,862
Net Income                                   14              229           243
Distributions                               (14)          (1,431)       (1,445)
Balance at December 31, 1995                  _              660           660
Net Income                                    7              392           399
Distributions                                (7)            (690)         (697)
Balance at December 31, 1996                  _              362           362
Net Income                                    3              349           352
Distributions                                (3)            (300)         (303)
Balance at December 31, 1997               $  _            $ 411        $  411

Statements of Operations
(000's omitted - except unit information)
For the years ended December 31,              1997          1996          1995
Net Revenues
Revenues from motion picture exploitation   $  640        $  675     $     520
Less: Amortization of motion picture costs      14            50            33
  Net Revenues                                 626           625           487
Other Income (Expenses)
Interest income                                 33            37            36
Professional fees                              (30)          (19)          (34)
General and administrative                     (77)          (44)          (46)
Management fees                               (200)         (200)         (200)
  Net Other Expenses                          (274)         (226)         (244)
  Net Income                                $  352        $  399        $  243
Net Income Allocated:
To the General Partner                      $    3             7        $   14
To the Limited Partners                        349           392           229
                                            $  352        $  399        $  243
Per limited partnership unit
(25,000 outstanding)                       $ 13.96        $15.68        $ 9.14

Statements of Cash Flows
(000's omitted)
For the years ended December 31,              1997          1996          1995
Cash Flows From Operating Activities
Net Income                                  $  352        $  399        $  243
Adjustments to reconcile net income to
net cash provided by operating activities:
 Amortization of motion picture costs           14            50            33
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities
  Receivable from Twentieth Century Fox          _           148         1,227
  Accounts payable and accrued expenses         21           (14)            1
  Unearned motion picture revenue              (68)           92             _
Net cash provided by operating activities      319           675         1,504
Cash Flows From Financing Activities
Cash distributions                            (697)       (1,445)         (792)
Net cash used for financing activities        (697)       (1,445)         (792)
Net decrease (increase) in cash and cash
  equivalents                                 (378)         (770)          712
Cash and cash equivalents, beginning of
period                                       1,315         2,085         1,373
Cash and cash equivalents, end of period    $  937        $1,315     $   2,085

Notes to the Financial Statements
December 31, 1997, 1996 and 1995

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

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Revenue Recognition - Net revenues from motion picture exploitation consist of the Partnership's pro rata share of revenues from the licensing of film exhibition rights, less related expenses for prints and advertising, other distribution expenses, participations to third parties and distribution fees, unless deferred (see Note 6).

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Amortization of Motion Picture Costs - Motion picture costs, including production administration fees which benefit future periods, are capitalized. Amortization is computed under the individual-film-forecast method based upon net revenues recognized in proportion to the Joint Venture's estimate of ultimate net revenues to be received. Unamortized costs are compared with net realizable value on a film by film basis, and losses are recognized to the extent costs exceed estimated net realizable value.

Income Taxes - No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

The Partnership Agreement ("Agreement") substantially provides the following:

Cash Distributions - Cash distributions will be made at the discretion of the General Partner and allocated 1% to the General Partner and 99% to the Unitholders, until such time as the Unitholders have received a return of their adjusted capital contribution, as defined in the Agreement. Thereafter, cash will be distributed 15% to the General Partner and 85% to the Unitholders.

Allocation of Losses - Losses in any fiscal year shall be allocated 15% to the General Partner and 85% to the Unitholders, except that if the Unitholders have an Unallocated Return, as defined in the Agreement, then 1% shall be allocated to the General Partner and 99% to the Unitholders. In any event, losses will not be allocated to Unitholders if such allocation would cause or increase a deficit in the Unitholders' capital accounts.

Allocation of Profits - Profits in any fiscal year shall be allocated 1% to the General Partner and 99% to the Unitholders until the Unallocated Return, as defined in the Agreement, is reduced to zero; thereafter, 15% shall be allocated to the General Partner and 85% to the Unitholders.

Notwithstanding the foregoing provisions, the Agreement provides that to the extent the General Partner has a negative capital account at any time, profit shall first be allocated to the General Partner until the capital account has been increased to zero.

In 1997, 1996 and 1995, pursuant to the provisions of the Partnership Agreement described above, income was allocated to the General Partner to increase its negative capital account to zero.

Dissolution of Partnership - If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit.

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

At December 31, 1997 and 1996, the Partnership had unearned motion picture revenue from Fox as distributor totaling $24,000 and $92,000, respectively. No interest is charged on amounts receivable from or payable to Fox.

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

7. Transactions with Related Parties

The General Partner is entitled to receive an annual management fee of $200,000 from which the General Partner pays certain expenses incurred in connection with the management of the Partnership. The General Partner waived its right to management fees from January 1, 1989 through December 31, 1992, which totaled $800,000. The Partnership paid the General Partner its 1995 management fee in 1996, and its 1996 management fee in 1997. The Partnership accrued $200,000 in management fees payable to the General Partner as of December 31, 1997.

8. Reconciliation of Financial Statement Net Income to Tax Basis Net Income
   (Loss)

The Partnership has reported for the year ended December 31, 1997 net income for federal income tax purposes (tax basis) of approximately $245,000. The Partnership has reported for the year ended December 31, 1996 net income for federal income tax purposes (tax basis) of approximately $550,000. The Partnership has reported for the year ended December 31, 1995 a net loss for federal income tax purposes (tax basis) of approximately $465,000. Differences between financial statement net income and tax basis net income (loss) are due to the timing of revenue recognition and related amortization of motion picture costs.

9. Subsequent Event - Fox Buy-Out Option

Pursuant to the terms of the Partnership Agreement, Fox's right to purchase the Partnership's interest in the Joint Venture films at an appraised fair market value determined by an independent, third-party appraisal commenced on January 1, 1998. On February 2, 1998, the Partnership received formal notice from Fox that it is considering a potential buy-out of the Partnership's interest in the films and may exercise this option in the near future. Subsequently, the Partnership and Fox signed a letter of engagement with an independent third-party appraiser to determine a fair market value of the Partnership's interest in the Joint Venture. Pursuant to the Joint Venture agreement, Fox has the option, but not the obligation, to buy out the Partnership's interest at this independently appraised value. If Fox exercises its option, the Partnership will attempt to complete the sale of its interest in the Joint Venture by the end of the second quarter of 1998 and subsequently make a liquidating distribution and dissolve the Partnership. However, there can be no assurance that a sale will take place or that a sale will be completed within this time-frame.


                          Report of Independent Auditors




To Partners
American Entertainment Partners II L.P.

We have audited the accompanying balance sheets of American Entertainment Partners II L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Entertainment Partners II L.P. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP

Boston, Massachusetts
February 6, 1998